                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)


                             JONES SPACELINK, LTD.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock, $.01 Par Value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   480241108
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Elizabeth M. Steele
              9697 E. Mineral Avenue, Englewood, Colorado  80112
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               December 20, 1994
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.      480241108                                      PAGE 2 OF 11 PAGES

- --------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Glenn R. Jones
       Social Security No.  ###-##-####

- --------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  /X/
                                                                       (b) / /
- --------------------------------------------------------------------------------
  3    SEC USE ONLY


- --------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       N/A


- --------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  / /


- --------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       USA


- --------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER
                                                      0
            NUMBER OF               --------------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                               0
             OWNED BY
               EACH                 --------------------------------------------
             REPORTING               9     SOLE DISPOSITIVE POWER
              PERSON                                  0
               WITH
                                    --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                                      0

- --------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       0

- --------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /


- --------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0


- --------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                        IN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.   480241108                                        PAGE 3 OF 11 PAGES


- --------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       S.S. OF I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jones International, Ltd.
       I.R.S. Identification No. 84-0595284


- --------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)  /X/
                                                                       (b)  / /
- --------------------------------------------------------------------------------
  3    SEC USE ONLY


- --------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       N/A

- --------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   / /


- --------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Jones International, Ltd., a Colorado corporation. Principal business and address: A holding company; 9697 E. Mineral Avenue, Englewood, Colorado 80112.

- --------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER
                                                      0
            NUMBER OF               --------------------------------------------
              SHARES                 8     SHARED VOTING POWER
           BENEFICIALLY                               0
             OWNED BY
               EACH                 --------------------------------------------
             REPORTING               9     SOLE DISPOSITIVE POWER
              PERSON                                  0
               WITH
                                    --------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                                      0

- --------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       0

- --------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            / /


- --------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0

- --------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                        HC

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

                 The class of equity securities to which this statement relates to is the Class A Common Stock, $.01 par value per share, of Jones Spacelink, Ltd., a Colorado corporation (the "Company"). The address of the Company's principal executive offices is 9697 E. Mineral Avenue, Englewood, Colorado 80112.

ITEM 2.  IDENTITY AND BACKGROUND:

                 The names of the persons filing this statement are:

                 1. Glenn R. Jones, an individual residing in the State of Colorado. Mr. Jones' principal occupation is a cable television executive.

                 2. Jones International, Ltd., a Colorado corporation ("International"). Mr. Glenn R. Jones is the Chairman of the Board of Directors and Chief Executive Officer of International and owns all of the outstanding shares of International. The principal business of International is acting as a holding company.

                 The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of International are set forth on Schedule A attached hereto. The address of the principal business office for each of the foregoing persons is 9697 E. Mineral Avenue, Englewood, Colorado 80112.

                 During the last five years, none of the reporting persons, nor any other person controlling any of them, nor, to the best of their knowledge, any of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 N/A

ITEM 4.  PURPOSE OF TRANSACTION

                 International and Mr. Jones have exchanged their shares of Class A Common Stock of the Company for shares of Common Stock and Class A Common Stock of Jones Intercable, Inc. ("Intercable") pursuant to an Exchange Agreement and Plan of Reorganization and Liquidation dated as of May 31, 1994, as amended, between Intercable and the Company (the "Reorganization Agreement"). Spacelink has disposed or will dispose of all of its shares of Common Stock of Intercable pursuant to the Agreement. See Item 6.

                 As a result of the Reorganization Agreement, the Class A Common Stock of the Company will be delisted from the National Association of Securities Dealers National Market System, and the Company, upon making of the requisite filing, will no longer be a reporting company under the Securities Exchange Act of 1934.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                 International and Mr. Jones believe that as of December 20, 1994, there were 78,301,714 shares of Class A Common Stock outstanding immediately prior to the exchange of their shares, as described in Item 4.

                 (a) Amount Beneficially Owned:

                 International and Mr. Jones no longer own any shares of Class A Common Stock. See Item 4.

                 The beneficial ownership of each director and executive officer of International are set forth on Schedule B attached hereto.

                 (b) Voting Power and Disposition Power of the Class A Common
Stock:

                 N/A

                 (c) The following transactions in the Class A Common Stock have been effected during the last 60 days as follows (see Item 6 also):

                          (i) On December 5, 1994, Mr. Jones exercised two stock options to purchase an aggregate number of 636,514 shares of

         Class A Common Stock. The exercise prices were as follows: 500,000 shares, $.8438 per share; and 136,514 shares, $1.02 per share.

                          (ii) Transactions effected by each director and executive officer of International are set forth on Schedule C attached hereto.

                 (d) Not applicable.

                 (e) The date on which International and Mr. Jones ceased to be the beneficial owner of more than five percent of the Class A Common Stock was December 20, 1994.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

                 On December 20, 1994, pursuant to an Exchange Agreement and Plan of Reorganization and Liquidation dated as of May 31, 1994, as amended, between Intercable and the Company (the "Agreement"), Intercable acquired substantially all of the assets of the Company (other than certain shares of Common Stock of Intercable owned by the Company) and assumed all of the liabilities of the Company in exchange for 3,900,000 shares of Intercable's Class A Common Stock. Pursuant to the Agreement, all of the Company's shareholders will exchange their shares of the Company's Class A Common Stock for shares of Intercable's Common Stock and Class A Common Stock. For each share of the Company held on December 20, 1994, each shareholder of the Company (other than dissenting shareholders) shall receive the following: (i) 0.03571 shares of Intercable Common Stock; plus (ii) 0.09696 shares of Intercable Class A Common Stock. As stated above, International and Mr. Jones have already exchanged their shares of the Company for shares of Intercable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:       Exchange Agreement and Plan of Reorganization and
                 Liquidation dated as of May 31, 1994, as amended, between the Company and Intercable is hereby incorporated by reference from Intercable's Current Report on Form 8-K, electronically filed on June 6, 1994, and the amendment to said agreement is hereby incorporated by reference from Amendment No. 2 to Form S-4 Registration Statement and Proxy Statement of Intercable filed with the Securities and Exchange Commission (Commission File No. 1-9953 and Registration No. 33-54527).

                                   SIGNATURES


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:    January 31, 1995


                                           /s/ Glenn R. Jones
                                               Glenn R. Jones


                                           JONES INTERNATIONAL, LTD.


                                           By:  /s/ Robert S. Zinn
                                                Robert S. Zinn
                                                Vice President/Legal Affairs

                                   SCHEDULE A


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           JONES INTERNATIONAL, LTD.


         The name and title(s) of each of the directors and executive officers of Jones International, Ltd. are set forth below. Unless otherwise indicated below, the principal address, present principal occupation and citizenship of each of the directors and executive officers are 9697 E. Mineral Avenue, Englewood, CO 80112, cable television executive and USA, respectively.


      Name                                           Title(s)
      ----                                           --------
Glenn R. Jones                                   Chairman of the Board, Chief
                                                 Executive Officer and President

Gregory J. Liptak                                Group President

Patrick J. Lombardi                              Group Vice President/Finance and
                                                 Director

Robert S. Zinn                                   Vice President/Legal Affairs

Elizabeth M. Steele                              Secretary

Christine Jones Marocco                          Director
Homemaker
25 East End Avenue
Apartment 14F
New York, NY  10028

                                   SCHEDULE B


                          BENEFICIAL OWNERSHIP OF THE
                              CLASS A COMMON STOCK


         Set forth below are the directors and executive officers of International who beneficially own shares of Class A Common Stock.


                                                                     Number of Shares
                                                                     ----------------
                        Name                                     of Class A Common Stock
                        ----                                     -----------------------
 Gregory J. Liptak                                                       461,000

 Patrick J. Lombardi                                                     52,000


 Robert S. Zinn, as Trustee*                                            1,504,558


 Christine Jones Marocco                                                 974,292


- -----------------
*Mr. Zinn disclaims the beneficial ownership of these shares.

                 The foregoing shares are not included in International's or Mr. Jones' ownership because each of the foregoing individuals has the sole power to vote and dispose of his or her respective shares shown above.

                                   SCHEDULE C


                              TRANSACTIONS IN THE
                              CLASS A COMMON STOCK


         The following transactions in the Class A Common Stock have been effected during the last 60 days by the below listed directors and executive officers of International as follows:

         (i) On December 20, 1994, Mr. Gregory J. Liptak exercised five stock options to purchase an aggregate number of 420,000 shares of Class A Common Stock. The exercise prices were as follows: 160,000 shares, $.75 per share; 80,000 shares, $1.125; 80,000 shares, $1.09; and 100,000 shares, $1.02.

         (ii) On December 20, 1994, Mr. Patrick J. Lombardi exercised a stock option to purchase 100,000 shares of Class A Common Stock at an exercise price of $1.02 per share.

         (iv) On December 20, 1994, Ms. Christine J. Marocco exercised a stock option to purchase 20,000 shares of Class A Common Stock at an exercise price of $1.02 per share.

         In addition, or a result of the transaction described in Item 4, all of the foregoing persons will in the future exchange their shares of the Company for shares of Intercable.





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